June 15, 2005


via U.S. mail and Facsimile

Don Jameson
President and Chief Executive Officer
Handy Hardware Wholesale, Inc.
8300 Tewantin Drive
Houston, Texas 77061

	Re:	Handy Hardware Wholesale, Inc.
Form S-2/A filed June 10, 2005
		and Documents Incorporated by Reference
File No. 333-124252

Dear Mr. Jameson:

      We have the following comments on the above filings. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-2/A filed June 10, 2005

Exhibit 23.1

1. Please update the auditor`s consent in the Form S-2/A. In this regard, the auditor`s consent should include a reference to the 10-
K/A filed on June 9, 2005.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Jennifer Do, Staff
Accountant, at (202) 942-1956 or, in her absence, to Al Pavot, Senior
Staff Accountant, at (202) 942-1764. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 824-5221 or, in her absence, to the undersigned at (202) 942-1950.


	Sincerely,



	Pamela A. Long
	Assistant Director


cc: 	Lee Thompson
	Jenkens & Gilchrist, A Professional Corporation
	1401 McKinney, Suite 2600
	Houston, Texas 77010
??

??

??

??

Don Jameson
Handy Hardware Wholesale, Inc.
June 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE